Exhibit 99.1



142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES JANUARY SALES RESULTS
AND PROVIDES FISCAL YEAR 2003 GUIDANCE

New York, New York, February 6, 2003 – AnnTaylor Stores Corporation (NYSE: ANN) announced today that total net sales for the four week period ended February 1, 2003 decreased 3.7 percent to $81,903,000, from total net sales of $85,037,000 for the four week period ended February 2, 2002.

Comparable store sales for the fiscal 2002 January period decreased 10.3 percent, compared to a comparable store sales increase of 14.6 percent for the same four week period last year. By division, comparable store sales were down 9.6 percent for Ann Taylor compared to a 16.2 percent increase last year, and down 12.2 percent for Ann Taylor Loft compared to an 11.8 percent increase last year.

For the fiscal quarter ended February 1, 2003, the Company's net sales totaled $352,213,000, down 5.2 percent from $371,386,000 in the fourth quarter of fiscal 2001. Comparable store sales for the fourth quarter of fiscal 2002 decreased 12.3 percent, compared to a comparable store sales increase of 2.1 percent in the fourth quarter of fiscal 2001. By division, comparable store sales were down 14.6 percent for Ann Taylor compared to flat last year and down 7.1 percent for Ann Taylor Loft compared to an 8.1 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, "We expect to report strong earnings performance with fourth quarter earnings per share on a diluted basis between $0.34 - $0.35 and full year earnings per share on a diluted basis between $1.71 - $1.72. Our ability to deliver these results despite a continuing soft retail environment reflects excellent controls on operations and costs, inventory management, and our success selling more product at or near full price."

Mr. Spainhour continued, "Sales were affected by lower levels of traffic stemming from economic uncertainty for the entire month of January and extreme cold temperatures throughout the eastern and central regions of the country during the last two weeks of the month. Additionally, at Loft, we did not anniversary our end of season 50 percent off already reduced prices promotion in January. In spite of the difficult sales climate, we continued to experience gross margin improvement in January, with an approximate 600 basis point improvement over last year. In addition, we had a favorable gross margin pick-up at both divisions due to the results of our year-end physical inventory."

"While sales throughout the year were adversely affected by the sluggish economic environment and other factors, our ability to maximize the profitability of those sales on our bottom line contributed to our record 2002 earnings."

"We expect to follow a similar formula in the coming year. At present, we believe that the consumer will take a very cautious approach to apparel purchases. Thus, we will concentrate on providing the customer with 'must have' fashion and seek to sell that merchandise at full price. We will continue to manage our expenses and our inventories carefully, and, as a result, hope to deliver another year of record results."

Inventory levels at the end of January were down approximately 9 percent on a per square foot basis compared to last year. This follows an approximate 15 percent decrease in inventory levels on a per square foot basis at the end of fiscal December. Both comparisons exclude inventory attributable to Ann Taylor Global Sourcing. For fiscal year 2003 the Company expects inventory levels to be down in the mid-single digit negative range compared to last year.

For the 2003 Spring season, the Company currently expects to achieve comparable store sales flat to last year, with first quarter comparable store sales projected to be in the low single digit negative to flat range and the second quarter comparable store sales projected to be in the low single digit positive range. For Fall 2003, the Company is projecting comparable store sales in the low single digit positive range.

In 2003, the Company projects a modest improvement in gross margin and a slight decrease in selling, general and administrative expenses as a percentage of sales for the full year. For the first quarter the Company expects continued improvement in gross margin and an increase in selling, general and administrative expenses as a percentage of sales.

The Company plans to open approximately 75 - 80 stores during fiscal 2003, comprised of approximately 10 – 15 Ann Taylor stores and approximately 60 - 65 Ann Taylor Loft stores. Total Company square footage increase for the fiscal 2003 year is projected to be approximately 12 percent. This represents an approximate 4 percent divisional square footage increase for Ann Taylor, and an approximate 28 percent divisional square footage increase for Ann Taylor Loft. In the first quarter of fiscal 2003, the Company plans to open 1 new Ann Taylor store and 12 new Ann Taylor Loft stores. During the second quarter of 2003, the Company plans to open 1 new Ann Taylor store and 7 new Ann Taylor Loft stores. Capital expenditures for 2003 are planned at $85 million, which includes costs for new store build outs, existing store renovations and warehouse and information system initiatives.

Based on the above financial assumptions and planned store growth, the Company projects earnings per share on a diluted basis for the 2003 fiscal year to be between $1.90 and $2.00. The Company projects earnings per share on a diluted basis for the first and second quarters in the range of $0.45 - $0.47 and $0.44 - $0.46, respectively and in the range of $1.01 - $1.07 for the fall season.

During the month of January, the Company opened 1 Ann Taylor Loft store and closed 1 Ann Taylor store and 1 Ann Taylor Factory store. The total store count at the end of fiscal year 2002 was 584, comprised of 350 Ann Taylor stores, 207 Ann Taylor Loft stores and 27 Ann Taylor Factory stores. Total store square footage increased 8.1 percent over the same period last year.

For the fiscal year 2002 ended February 1, 2003, the Company's net sales totaled $1,380,966,000, up 6.3 percent from $1,299,573,000 in fiscal 2001. Comparable store sales for fiscal 2002 decreased 3.9 percent from the same period last year. Comparable sales by division were down 5.3 percent for Ann Taylor, and down 1.0 percent for Ann Taylor Loft.

Ann Taylor is one of the country's leading women's specialty retailers, operating 584 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately customer fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Directory of Investor Relations
(212) 541-3484